UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 11)
Potash Corporation of Saskatchewan Inc.
(Name of Subject Company)
Potash Corporation of Saskatchewan Inc.
(Name of Persons Filing Statement)
Common Shares, no par value
(Title of Class of Securities)
73755L107
(CUSIP Number of Class of Securities)
William J. Doyle
President and Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South, Suite 500
Saskatoon, Saskatchewan, Canada S7K 7G3
(306) 933-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:

Robert A. Profusek Philip S. Stamatakos Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	William Braithwaite Stikeman Elliott 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
Ex-99.(A).(19)

     This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 23, 2010 (as amended or supplemented, the “Statement”) by Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada (“PotashCorp” or the “Company”). The Statement relates to the offer (the “BHP Offer”) by BHP Billiton Development 2 (Canada) Limited (“BHP”), a corporation organized under the laws of Canada and a wholly owned indirect subsidiary of BHP Billiton Plc, to purchase all of the issued and outstanding common shares, no par value (the “Common Shares”), of PotashCorp, together with the associated common stock purchase rights.
Item 9.     Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(19)	PotashCorp website posting, dated September 23, 2010.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 23, 2010

POTASH CORPORATION OF SASKATCHEWAN INC.
By:	/s/ Joseph Podwika
	Name:	Joseph Podwika
	Title:	Senior Vice President, General Counsel and Secretary

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EXHIBIT INDEX

Exhibit No.	Description
(a)(19)	PotashCorp website posting, dated September 23, 2010.